Mail Stop 4561

July 8, 2008

Mr. Lawrence D. Bain
Chief Executive Officer
Prolink Holdings Corp.
410 S. Benson Lane
Chandler, Arizona 85224

Re: **Prolink Holdings Corp.**
      Form 10-KSB for the Fiscal Year Ended December 31, 2007
      Filed April 15, 2008
      Form 10-Q for the Quarterly Period Ended March 31, 2008
      Filed May 15, 2008
      File No. 0-25007

Dear Mr. Bain:

   We have reviewed your response letter dated June 4, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 20, 2008.

Form 10-KSB Filed for the Period Ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation

System Sales, page 23

1.   We have read your response to prior comment number 1 and we do not agree with your analysis. Considering the magnitude of your international sales and the significance of losing those sales, we do not believe that it was sufficient for your disclosures to focus primarily on total revenues. In the future, expand your disclosures significantly regarding this matter and other material changes to your business that may not significantly affect line-item totals, but materially change the composition of those line items.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Accounts Receivable, page F-8

2.   We have read your response to prior comment number 2. Please provide us with
        the following:

- Describe the payment terms and any changes to those terms over the course of
  the NCC agreements;
- Provide us with an analysis showing whether the payment terms were complied
  with for these arrangements since 2006. This analysis should show when
  amounts were recognized, due, and paid;
- Explain to us how each revenue recognition criterion was evaluated and met for
  service revenue recognized since 2006. In particular, we are interested in how
  you evaluated whether the fees were fixed or determinable and collectible; and
- Describe the circumstances that led you to transfer a portion of the NCC
  receivables to long-term assets and cease recording revenue prior to collection.

Revenue Recognition, page F-9

3.   Please explain to us why you do not believe that SOP 97-2 applies to any of your
        transactions.

4.   Please explain to us how you meet the criteria for sales-type lease recognition. In
        addition, tell us how you comply with the disclosure requirements of SFAS 13.
        Refer to paragraphs 7, 8, and 23 of the standard in your response.

5.   We have read your response to prior comment number 4. Please provide us with
        the following:

- Describe Elumina's business since 2006. As part of your response, tell us if
  Elumina's operations were dedicated to serving any significant customers other
  than Prolink during 2006 and 2007. In addition, provide us with your
  understanding of Elumina's capitalization. In this regard, it is unclear to us
  whether Elumina would have needed to collect cash from its customers in order
  to pay you. If their business relied on Prolink to a substantial extent and/or was
  thinly capitalized, it may not have been appropriate to record revenue upon
  shipment;

- Provide us with a schedule that shows sales to Elumina, due dates, and collections during 2007; and
- Explain to us why you believe that EXIM export insurance was relevant for purposes of our comment regarding revenue recognition.

Interest in Residual Lease Equipment, page F-10

6.   Tell us how you determined the fair value of the residual interests in leased equipment acquired in both fiscal 2006 and 2007. Address the accounting literature you are following in accounting for these acquired interests.

Form 10-Q Filed for the Period Ended March 31, 2008

Note 14. Sales and Marketing and Financing Agreements

E-Z-Go Sales and Marketing Agreement, pages 16-17

7.   You indicate that you have recognized $864,000 in fees in conjunction with transactions with E-Z-Go. Provide us with the history of these fees. As part of your response, tell us how and when these fees were recognized as revenue and explain why you believe such revenue recognition was appropriate.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief